Exhibit 99.3

UK WISDOM LIMITED (THE “COMPANY”)

COMPENSATION COMMITTEE CHARTER

I. Purpose

The purpose of the Compensation Committee (the “Committee”) is to oversee the discharge of the responsibilities of the Board of Directors of the Company (the “Board”) relating to compensation of the Company’s executive officers and directors.

II. Composition

The Committee must consist of at least two directors, each of whom must satisfy the independence requirements of the Nasdaq Stock Market LLC (the “Nasdaq”), except as otherwise permitted by applicable Nasdaq rules and other applicable exceptions, and meet all other eligibility requirements of applicable laws.

Committee members may be removed from the Committee, with or without cause, by the Board. Unless a Chair is designated by the Board, the Committee may designate a Chair by majority vote of the full Committee membership.

III. Meetings, Procedures and Authority

The Committee has the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s bylaws that are applicable to the Committee.

The Committee may, in its sole discretion, retain or obtain advice from compensation consultants, legal counsel or other advisers (independent or otherwise), provided that, preceding any such retention or advice, the Committee must take into consideration the applicable factors under Nasdaq rules. The Committee will be directly responsible for the appointment, compensation and oversight of any adviser it retains. The Company must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any adviser retained by the Committee.

In addition to the duties and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities consistent with this Charter, the purposes of the Committee, the Company’s bylaws and applicable Nasdaq rules.

The Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any officer, employee or adviser of the Company to meet with the Committee or any advisers engaged by the Committee.

IV. Duties and Responsibilities

1. Executive Officer Compensation. The Committee will review and set or make recommendations to the Board regarding the compensation of the Chief Executive Officer and the other executive officers. The Chief Executive Officer may not be present during voting or deliberations on his or her compensation. In addition, The Committee will review and approve on an annual basis the corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluate the Chief Executive Officer’s performance in light of such goals and objectives and determine and approve the remuneration (if any) of the Chief Executive Officer’s based on such evaluation.

2. Director Compensation. The Committee will review and make recommendations to the Board regarding director compensation.

3. Compensation Policies and Plans. The Committee will review and make recommendations to the Board regarding the executive compensation policies and plans; implement and administers the incentive compensation equity-based remuneration plans (if any); assist management in complying with the Company’s proxy statement and annual report disclosure requirement; approve all special perquisites, special cash payments and other special compensation and benefit arrangements for the executive officers and employees of the Company; and if required, produce a report on executive compensation to be included in the Company’s annual proxy statement.

4. Review of this Charter. The Committee should review and reassess this Charter on an annual basis and submit any recommended changes to the Board for its consideration.